AMBITIONS ENTERPRISE MANAGEMENT CO. L.L.C

July 19, 2024

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	James Giugliano
Joel Parker
Scott Anderegg
Donald Field

Re:	AMBITIONS ENTERPRISE MANAGEMENT CO. L.L.C
Draft Registration Statement on Form F-1
Submitted March 12, 2024
Amendment No. 1 to Draft Registration on Form F-1
Submitted March 25, 2024
CIK No. 0002010959

Ladies and Gentlemen:

This letter is in response to the letter dated April 19, 2024, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to AMBITIONS ENTERPRISE MANAGEMENT CO. L.L.C (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Draft Registration Statement on Form F-1 (“Amended Draft Registration Statement No. 2”) is being submitted confidentially to accompany this letter.

Cover Page

1. We note your disclosure that following the offering Mr. Zhengang Tang will carry a majority of the voting power of the company and that the company will be a “controlled company.” If true, please also revise the cover page to disclose that Mr. Tang will have the ability to determine all matters requiring approval by stockholders.

Response: In response to the Staff’s comment, we revised our disclosure on the cover page and pages 7 and 75 of Amended Draft Registration Statement No. 2 to disclose that Mr. Tang will have the ability to determine the Company’s matters requiring approval by stockholders.

Prospectus Summary, Emerging Growth Company, page 5

2. On page 6 you disclose that because your financial statements are prepared under International Financial Reporting Standards you will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required or permitted by the International Accounting Standards Board. You also disclose on page 8 that all financial information contained in this prospectus has been prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board. This disclosure appears inconsistent with the financial statements included with your filing. Please tell us your intentions with regard to Section 7(a)(2)(B) of the Securities Act of 1933 and ensure your disclosures and the checkbox on the cover of your filing is consistent.

Response: In response to the Staff’s comment, we revised our disclosure on pages 6 and 8 of Amended Draft Registration Statement No. 2 to clarify that our financial statements are prepared under the accounting principles generally accepted in the United States of America.

Risk Factors, page 11

3. Please add a risk factor discussing the hostilities involving Israel, the Gaza Strip and their regional neighbors and the potential impact on your business and operations. To the extent applicable, please consider also discussing the impact in your MD&A.

Response: In response to the Staff’s comment, we revised our disclosure on page 15 of Amended Draft Registration Statement No. 2 to discuss the risk that the hostilities involving Israel, the Gaza Strip and their regional neighbors may impact our business and operations.

Enforcement of Civil Liabilities, page 32

4. We note your disclosure that, “[ ] will act as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.” Please advise us whether the agent will serve as an agent for service for only actions brought in New York, or that all actions must be brought in New York. We may have an additional comment after we review your response. In this regard, please advise whether your organizational documents will include an exclusive forum provision.

Response: In response to the Staff’s comment, we revised our disclosure on page 32 of Amended Draft Registration Statement No. 2 to clarify that Cogency Global Inc., our agent in the U.S., will receive service of process on our behalf with respect to any suit, action, or proceeding originating in all state and federal courts of the U.S. related to this registration statement. We also advise the staff that our organizational documents do not include an exclusive forum provision.

Management's Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Estimates Impairment of Right-of-use Assets and Other Long-lived Assets, page 41

5. You disclose and quantify that you have recognized impairments of long-lived assets in each financial statement period presented. However, on pages F-10 and F-28 you disclose there were no impairments of long-lived assets in any of the periods presented. Please revise your disclosures to address this discrepancy.

Response: In response to the Staff’s comment, we revised our disclosure on page F-10 of Amended Draft Registration Statement No. 2 to discuss the impairments of our long-lived assets for the fiscal years ended December 31, 2023 and 2022.

Results of Operations, page 43

6. Your disclosure regarding the analysis of changes between periods appears to consist of a brief recitation of the financial statement amounts that have changed and limited analysis of the drivers of those changes. Please expand your disclosure to include a more extensive analysis of the drivers of change between the periods. In addition, when you cite two or more factors that contributed to material changes in your results of operations, please expand your discussion to quantify the impact of each factor identified as causing changes in results between periods. See Item 303 of Regulation S-K and SEC Release No. 338350.

Response: In response to the Staff’s comment, we revised our disclosure on page 43 of Amended Draft Registration Statement No. 2 to provide a more extensive analysis of the drivers of changes between periods.

Issuance of regional incentives under economic diversification, page 53

7. We note your disclosure here, “the UAE has implemented proactive incentives and investment measures including infrastructure development, regulation formulation and promotional campaigns, providing strong impetus to the tourism and MICE management market.” In appropriate place in your prospectus, please enhance your disclosure to detail any incentives you have received as well as the terms under which you have received them. Detail how long you will receive the incentive. If material, consider adding a discussion to your MD&A.

Response: In response to the Staff’s comment, we revised our disclosure on pages 36 and 51 of Amended Draft Registration Statement No. 2. to disclose the details of the incentives we received from the UAE governments as well as the terms under which we have received them.

Regulations, page 67

8. We note your disclosure of the regulation covering your business and operations. Enhance your disclosure to provide a description of the material effects of government regulations on the company’s business, identifying the regulatory body(ies), consistent with Item 4.B. of Form 20-F.

Response: In response to the Staff’s comment, we revised our disclosure on pages 65 to 69 of Amended Draft Registration Statement No. 2 to provide a description of the material effects of government regulations on our business and identify the relevant regulatory bodies.

Compensation of Directors and Executive Officers, page 77

9. Please advise us whether the amount disclosed includes the residences that you have provided your executives as disclosed on page 65 under the caption Properties. Further, if not included, explain to us why it is not included. Refer to Item 6.B.(1) of Form 20-F. Additionally, please also revise the Related Party Transactions section on page 79 to disclose these arrangements.

Response: In response to the Staff’s comment, we revised our disclosure on pages 75 and 78 of Amended Draft Registration Statement No. 2 to include the residences we have provided to our directors and executive officers in the discussion titled “Compensation of Directors and Executive Officers” and to include such residences in the “Related Party Transactions” section.

Consolidated Statements of Cash Flows, page F-6

10. It appears your statements of cash flows exclude the amounts presented as “restricted cash” in your balance sheets. Please modify your presentation to include restricted cash in your statements of cash flows or tell us why you believe the restricted cash should be excluded. Refer to FASB ASC 230-10-45-4. Please also expand your disclosures to include the requirements of ASC 230-10-50-7 and 50-8.

Response: In response to the Staff’s comment, we revised our disclosure on page F-6 of Amended Draft Registration Statement No. 2 to include the amounts presented as “restricted cash” in our statements of cash flows.

Notes to the Consolidated Financial Statements Note 2(e) - Convenience Translations, page F-9

11. We note you have disclosure referencing convenience translations, but also note your financial statements are presented in the reporting currency of the US dollar for all periods presented. Please either remove this disclosure or tell us why you have included it and why it is relevant to your financial statements.

Response: In response to the Staff’s comment, we removed our disclosure regarding convenience translations on page F-9 of Amended Draft Registration Statement No. 2.

Exhibit Index, page II-5

12. We note that you will file in the future the “English Translation of the Form of Service Agreement.” We note that you have two large customers, Perfect (China) Co., Ltd. and Smartcom (Hong Kong). Please advise whether your agreements with them are the same as the Form of Service Agreement. If not and material, in your related risk factor entitled “High customer concentration exposes our subsidiaries to all of the risks faced by their major customers and may subject them to significant fluctuations or declines in revenue, which may have a material adverse impact on their business, and their and our financial condition and results of operations,” please detail how they are different.

Response: In response to the Staff’s comment, we revised our disclosure on page 12 of Amended Draft Registration Statement No. 2 to explain that for the year ended December 31, 2023, CTG MICE Service Company Limited and Shandong Weichai Import and Export Corporation were the only two customers that accounted for more than 10% of our total revenue, representing 20.8% and 11.1% of our total revenue, respectively. We also revised our disclosure on page 12 of the Amended Draft Registration Statement No. 2 to disclose the differences between our agreements with the large customers and our form of service agreement.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Zhengang Tang
Name:	Zhengang Tang
Title:	Chief Executive Officer, Chairman of the Board of Directors, and Director

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC

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